Exhibit 99.1

Bit Origin Announces Completion of Share Capital Reduction

August 4, 2025 (Singapore) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), today announced that it has completed a reduction of its issued share capital, following the approval by its shareholders and subsequent confirmation by the Grand Court of the Cayman Islands.

On June 5, 2025, the Grand Court of the Cayman Islands issued an order confirming the Company’s special resolution passed at its annual general meeting held on March 14, 2025, to reduce the par value of each issued and authorised share of the Company from US$0.30 to US$0.000001 (the “Share Capital Reduction”). The Court's order confirming the Share Capital Reduction and the minute of reduction were registered by the Cayman Islands Registrar of Companies on July 25, 2025.

Immediately following the Share Capital Reduction, the authorised share capital of the Company was US$500, divided into 500,000,000 ordinary shares of par value US$0.000001 each, comprising 475,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares. All issued shares remain fully paid up.

Mr. Jinghai Jiang, Chairman and Chief Executive Officer of Bit Origin, commented, “The successful completion of the Share Capital Reduction provides us with increased flexibility in executing future corporate actions, including potential capital raises and strategic transactions. This is another step forward as we continue to pursue long-term value for our shareholders.”

About Bit Origin Ltd

Bit Origin Ltd is an emerging growth company actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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